Filed by Reynolds American Inc.

Commission File No. 1-32258

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lorillard, Inc.

Commission File No. 001- 34097

Form S-4 File No. 333-199443

Date: April 17, 2015

Explanatory Note: This Form 425 contains (1) the transcript of the First Quarter 2015 Earnings – Investor Conference Call held on April 17, 2015, and (2) the First Quarter 2015 – Earnings Release.

First Quarter 2015 Earnings

Investor Conference Call on 04/17/15

OPERATOR:

Good day, ladies and gentlemen and welcome to the Reynolds American first quarter earnings conference call. At this time all participants are in a listen only mode. Later we will conduct a question and answer session and instructions will be given at that time. If anyone should require operator assistance during the conference call please press star then zero on your touch-tone telephone. As a reminder, this conference call is being recorded. I would like to hand the conference over to Mr. Morris Moore, Vice President of Investor Relations. Sir, you may begin.

MORRIS MOORE:

Good morning, and thank you for joining our call.

Today we’ll review Reynolds American’s results for the first quarter and our outlook for the full year. As usual, our discussion will focus on adjusted results, as management believes this provides better perspective on our underlying business performance. A reconciliation of reported to adjusted earnings is in our press release, which is available on our website at reynoldsamerican.com.

Joining me this morning are RAI’s President and CEO – Susan Cameron and Andrew Gilchrist, our CFO.

The information we’re about to discuss includes forward-looking statements. When we talk about future results or events, a number of factors could generate results that are materially different from our projections today. These factors include, but are not limited to, items detailed in our press release and SEC filings. Except as provided by federal securities laws, we are not required to publicly update or revise any forward-looking statements. And now I’ll turn the call over to Susan.

SUSAN CAMERON:

Thank you, Morris, and good morning everyone. As you read in today’s report, Reynolds American got off to an excellent start this year, with sharply higher earnings and operating margin in the first quarter. I’d like to highlight the main reasons for these strong results. First, is the continued strong performance by our operating companies and continued momentum in their powerful key brands.

All of our reportable business segments again increased profits and operating margins, and they remained focused on strategic initiatives to enhance their key brands in the competitive marketplace.

Our companies’ results also benefitted from higher pricing across the board, and the end of the federal tobacco-quota buyout late last year. In addition, cigarette volumes performed better than the historical decline rate. The decline in shipments continued to moderate, and we believe this was largely driven by improved economic factors, including lower gas prices, as well as a favorable comparison with the prior-year quarter. One other development that favorably impacted our bottom line in the first quarter was the one-time benefit from the 2003 NPM adjustment claim, and Andrew will give you more details on that shortly.

In addition, I would note R.J. Reynolds’ announcement in February that the company, together with Philip Morris and Lorillard, has negotiated an agreement to resolve hundreds of Engle progeny lawsuits that are pending and not yet tried in the Florida federal courts. This resolution was a unique opportunity to essentially close out the federal Engle progeny docket, although the agreement still has to be finalized.

As part of our transforming tobacco strategy, our companies also made additional progress in positioning their innovative product platforms for long-term growth.

As you know, RJR Vapor’s VUSE digital vapor cigarette completed its national expansion in the first quarter, and the brand is now available in about 100,000 outlets, mainly convenience and gas stores. VUSE, a highly distinctive and superior vapor product continues to perform well, and the brand retains the Number One position in convenience gas outlets. VUSE added four more styles in Colorado and Utah late last year, and as we expected, these are attracting the interest of adult smokers and vapers.

Good progress is also being made with the national expansion of Niconovum’s ZONNIC NRT gum, and the brand will be in about 27,000 outlets — primarily convenience gas — by the end of this month.

In February, R.J. Reynolds expanded REVO heat-not-burn cigarettes in Wisconsin. REVO, which uses proprietary technology is in nearly all contracted retail outlets in that state. REVO is getting strong support from point-of-sale signage and engagement with age-verified adult tobacco consumers as well as direct mail and email for those adults who have registered to receive such information. REVO is still in its very early days, and the focus remains on building brand awareness. So, more to come on this as we get more data.

That’s a quick update on our companies’ most recent achievements. I’d like to address one final item before we discuss our companies’ performance in more detail.

I know you’re all waiting for more news on our proposed acquisition of Lorillard, but all I can say at this point is that the regulatory approval process is still under way, and we remain confident that the transaction will close by the middle of this year.

Now, let’s turn to the discussion of our quarterly results at our operating companies.

R.J. Reynolds had a very strong quarter, with earnings and margin substantially higher on increased cigarette pricing, and the favorable impact from the completion of the federal tobacco-quota buyout. And as I referenced earlier, the company’s cigarette volume decline continued to moderate in the first quarter. R.J. Reynolds’ total cigarette market share was down five tenths of a percentage point from the prior-year quarter at just over 26 percent.

R.J. Reynolds’ growth brands, Camel and Pall Mall, reflected solid market performance and now make up about three quarters of the company’s total cigarette market share. Their combined first-quarter share of 19.4 percent was in line with the prior-year quarter.

Camel’s market share increased from the prior-year quarter to 10.1 percent. Camel continues to enhance its brand equity with the expansion of Camel White to 21 western states in late March. This style available in mellow and menthol offers an inset filter and premium tobacco that provides adult smokers with the perfect draw and smooth taste.

Pall Mall, the nation’s No. 1 value brand, continued to demonstrate solid performance in that category, and first-quarter market share of 9.3 percent was down only slightly. Pall Mall is a longer lasting, high quality product at an affordable price — a true value proposition — and the focus remains on building awareness and trial.

Now turning to American Snuff, which also generated strong financial performance in the first quarter. The moist-snuff market continues to be highly competitive, but the company increased operating income by double digits. And American Snuff’s operating margin remained very strong. The company’s overall moist-snuff market share declined two tenths of a percentage point to 34 and a half percent and market share for its flagship Grizzly brand was in line with the prior-year quarter at 31.6 percent. In late March, Grizzly expanded its Dark Wintergreen style nationally — a bold product offering that has a differentiated and richer flavor. Grizzly has led the growing wintergreen segment since 2008, and Grizzly Dark Wintergreen is expected to continue the brand’s momentum and further solidify its leadership position.

I think it’s fair to say that the star of the quarter was Santa Fe, where both financial and marketplace performance was outstanding. The company grew operating income by more than 40 percent and that of course was driven by higher pricing and volume. Santa Fe’s super-premium brand Natural American Spirit continues to go from strength to strength and it increased first-quarter market share by three tenths of a percentage point to 1.8 percent. To put that in perspective, the NAS share increase was the biggest quarter-on-quarter increase in its history and the brand shipped one billion cigarettes in the first quarter. Santa Fe is doing a really great job with Natural American Spirit. It’s expanding consumer franchise, and the appeal of the brand’s distinctive additive-free tobacco styles, including those made with organic tobacco, continue to deliver impressive results. So that’s a wrap of a very successful quarter, and I’m delighted with the progress our companies are making on all fronts.

Now I’ll turn the call over to Andrew.

ANDREW GILCHRIST:

Thank you Susan, and good morning everyone.

RAI began the year in strong form. The quarter benefitted from higher pricing and the completion of the federal tobacco-quota buyout, and we increased adjusted EPS by almost 19 and a half percent from the prior-year quarter to 86 cents. These adjusted results exclude a one-time benefit of 8 cents per share from the 2003 NPM adjustment claim. Pennsylvania and Missouri are no longer challenging the findings of non-diligence entered against them by the Arbitration Panel in connection with this claim. So part of the potential recovery from these two states is now certain and can be estimated. As a result, RJR Tobacco’s expenses for the MSA were reduced by 70 million dollars for the first quarter. Our adjusted results also exclude a charge of 6 cents per share for transaction-related and financing costs in connection with the proposed Lorillard acquisition; 2 cents per share for tobacco related and other litigation; and a charge of 13 cents per share for Engle progeny lawsuits, including the proposed settlement for the federal cases.

On a reported basis, first-quarter EPS was 73 cents, up 9 percent, from the prior-year quarter. RAI’s adjusted operating margin continued to strengthen coming in at 37.2 percent for the quarter.

Now I’ll turn to our operating companies’ performance, where I’ll focus on adjusted results. Please refer to the schedules at the end of our earnings release for reconciliations from our GAAP to adjusted results. R.J. Reynolds performed extremely well with adjusted operating income increasing by more than 16 percent to 645 million dollars. The company also increased adjusted operating margin by 4.6 percentage points to just over 40 percent. As Susan said, the company’s cigarette volumes continued to moderate and were down 2.4 percent from the prior-year quarter. Industry volume was up about half a percent. Wholesale inventory levels for the industry were approximately 6.5 billion units at the end of the first quarter, down about 200 million from the prior-year quarter, while R.J. Reynolds’ inventories of approximately 1.6 billion were down about 100 million.

Now I’ll turn to American Snuff. Higher pricing and volume benefitted first-quarter operating income which increased 16.7 percent to 118 million dollars. The company’s operating margin rose 3.8 percent to 58.9 percent. In addition to remaining very competitive, the moist-snuff industry is clearly seeing an impact from the shift by adult tobacco consumers between various tobacco and vapor products. Industry volume was up just over one percent in the quarter, and American Snuff’s volume increased half a percent.

As Susan said, Santa Fe continued to build on its strength and delivered outstanding results in the first quarter. The company increased operating income by nearly 42 percent to 92 million dollars and operating margin grew by 5.6 percentage points to almost 54 percent. These results were driven by the very strong performance of Natural American Spirit, which delivered volume growth of more than 23 percent. Now, there are a couple of other items I want to mention before I open up the Q&A session. The company ended the quarter with cash balances of 1.6 billion dollars, and I also want to confirm that R.J. Reynolds’ made its MSA payment of 1.4 billion dollars in April, which included 429 million dollars that was paid into the NPM disputed funds account.

Lastly, our outlook. As you can see from today’s report, RAI and its operating companies had a great first quarter. And we are reaffirming our full-year adjusted earnings guidance in the range of $3.65 to $3.80 per share. Please note that this guidance excludes any impact from our proposed transactions, and we will reassess our guidance after the proposed transactions close.

Thank you all. Now we’ll turn to the Q&A portion of the call.

Operator, would you remind our callers how to get into the queue?

OPERATOR:

Thank you, sir. Ladies and gentlemen on the phone line, if you have a question at this time, please press star then one on your touchtone telephone. If your questions have been answered, and you wish to remove yourself from the queue, please press the pound key. Once again, if you have a question, please press star then one. And our first question comes from Owen Bennett from Nomura. Your line is open. Please go ahead.

OWEN BENNETT:

Good morning, guys.

SUSAN CAMERON:

Good morning, Owen—

OWEN BENNETT:

A couple of questions, please. Firstly, an obviously very strong quarter in terms of cigarette industry volumes. I was just wondering, can you give any outlook for how you see industry volumes now trending for the rest of the year?

And secondly, you said previously that you hope for the e-vapor business to become accretive by the second half. Does this still stand? It’s just the loss in the first quarter seemed — was a bit worse than what we had expected. Or is this just a case of the — much of the investment — was front-end loaded this year? Thanks very much.

SUSAN CAMERON:

Thanks, Owen. Sure. Industry volumes were strong in the first quarter. You know — if you think about that and look back to last year — when we saw what everybody was worried about was, you know, it was going away very quickly.

And we talked about the inventory dollars being spent on vapor and vapor launches in the C-GAS space, and that that was taking away from inventory dollars in cigarettes. And I think that is proving to be true. So, as the year unfolds, of course, this — the volume won’t continue to be at this pace. We’ve always talked about a 3% to 4% decline, sort of a long-term measure. Our guess is that, this year, it’ll be on the low end of that. You know, call it 2.8%, 3%, 3.2%, something like that. We’ll continue to watch and see how that unfolds. But it was a very strong first quarter in volume terms.

The other thing I would say about that in the context of the consumer — you know, while there are — are technical inventory reasons, we also saw good premium mix in the first quarter with lower gas prices. And so we feel that has also impacted this — the volume results.

When we think about vapor, I think it’s important to say that — as you look at the dynamics of the segment at the moment, it looks like it’s kind of flattened out. Now, one of the reasons for that is we are lapping at, again, huge numbers of launches. And of course, there’s been a lot of consumer trial. And consumers are, you know, perhaps waiting for the next innovation. And we’re still looking to get brand awareness and trial on VUSE.

VUSE just went really — achieved national distribution in the first quarter of this year. And so we certainly are spending to increase brand awareness in trial. As you know, we believe it’s a superior vapor product that delivers real satisfaction. And — therefore, we continue to invest in that trial.

So — certainly, as you said, in the first quarter, it looks like we spent a fair amount of money, and we did. Because we’re really driving for trial. And — and you know, we would reiterate that, in the medium term, we certainly expect to have very strong margins and profitability on VUSE. Whether that exactly occurs in the second half remains to be seen. Because this is still a very volatile and dynamic category. Thanks, Owen.

OWEN BENNETT:

Okay, thanks very much.

OPERATOR:

Thank you. Our next question comes from Nik Modi from RBC Capital Markets. Your line’s open. Please go ahead. If you have your phone on mute, can you unmute your phone, please?

NIK MODI:

Sorry about that.

SUSAN CAMERON:

Hey, Nik.

NIK MODI:

Hey, Andrew, I was wondering if you can provide a little bit of context on legal costs. You know, just trying to get a sense of how much — of your legal budget was being spent on Engle. That’s number one. And then second, for Susan is if you can just give us some context around Santa Fe. I mean, you know, is this level of volume growth something we should be expecting for the rest of the year? Or was this a pipeline sale for new — the new packaging — that was kind of part of the quarter? Any context around those two questions would be helpful. Thank you.

ANDREW GILCHRIST:

Yeah, thanks Nik. This is Andrew. Just to follow up — you know — a significant portion of our legal budget at this point is being spent on Engle. It is something that we, obviously, are looking at on a regular basis to see what does the effect of the proposed settlement, on the federal side — you know, how does that — how does that play out for the rest of the year, but a significant portion.

You know, obviously, we’ve got — a number of trials this year. We’re expecting — 30 to 45 trials. And that — you know, that is, obviously, taking up — a great portion of the legal budget.

SUSAN CAMERON:

Nik, this is Susan. On — on Santa Fe, I — I think it really was the star of the quarter. You know, when you — look at that volume growth and that profitability growth, we continue to see the momentum we saw in the second half last year. If you — you know, Santa Fe, as we go through this year, I think that the momentum will continue. But there are harder compares in the second half than we have in the first half.

Now, having said that, the biggest market share jump we’ve ever seen on a quarter-over-quarter basis, you know, 1 billion sticks in the quarter in what’s usually a relatively light quarter. We’re very enthusiastic about that. And I think Santa Fe is — is benefitting, obviously, from us continued to — continuing to invest in the equity — as well as the distribution of the brand and — from the economics for the consumer, in terms of — the premium mix. So we are — you know, obviously, very keen on Natural American Spirit. And we believe that it will continue to go from strength to strength.

NIK MODI:

Great, thanks.

OPERATOR:

Thank you. Our next question comes from Chris Growe from Stifel. Your line’s open. Please go ahead.

CHRISTOPHER GROWE:

Hi, good morning.

SUSAN CAMERON:

Good morning.

ANDREW GILCHRIST:

Good morning.

MORRIS MOORE:

Good morning.

CHRISTOPHER GROWE:

Hi. I just wanted to ask a question first if I could and to follow a bit on the industry volumes — commentary before. I think you said, Andrew, that inventories were down in the quarter. I think you also mentioned, at one point, that this — there was — this was a bit of an easier comp in the first quarter.

So — I’m not sure if you gave a number, Susan. If I — if you did, I missed it. Just is it — are we h — obviously, we have some momentum carried over from the second half of last year. Are we looking at, you know, industry volumes declining more like 3% instead of 4%, like, towards the lower end of your range? Or have you given a better estimate of what you expect for the year at this point?

SUSAN CAMERON:

Thanks, Chris. Yeah, I did say that. I — I did say that we believe that they will be at the lower end of that range, of that 3%-to-4% range. So you know, call it 3%.

CHRISTOPHER GROWE:

And was there any — there was an inventory adjustment, it seems like, in the quarter for the category overall, for the industry. Was — and it was down year over year. Is that right?

ANDREW GILCHRIST:

It — certainly was down from the previous quarter end a year ago. So that — that’s basically how we’re looking at it, yes.

CHRISTOPHER GROWE:

Gotcha. Okay, just one other question, if I could, on — on the — cigarette business. Just the — the price gap between premium and discount brands has narrowed. And economic conditions are in better, you know, shape. And gas prices are lower and that kind of thing. I’m just curious if you think that price gap can expand a bit and just what that would mean for Camel versus Pall Mall in your portfolio.

SUSAN CAMERON:

I — I think you’re right. When you look at the economics of the category, we have seen that gap narrow. And we’ve seen a consumer who is — you know, feeling good at the C-GAS store, shall we say. And you know, how that exactly plays out, we’ve seen relatively, you know, stable pricing in the quarter. We’ve seen good net price realization.

Of course, as the year unfolds, eventually, we will lap the end of the quota buyout, which is in the fourth quarter. But — I — I think it remains to be seen. But it’s still a highly competitive marketplace. And we are pleased with the results of both Pall Mall and Camel — as — as well as, of course, Grizzly and NAS. But — I — I think that — the sector’s in a good place — both with the consumer environment—and with the volume, if you will.

CHRISTOPHER GROWE:

Okay, just — just I guess, one quick follow-up, which would be the market share for the brands you’re divesting through Imperial — can you give that market share, where those brands stand today? They’re above that — that threshold, I assume.

SUSAN CAMERON:

I would — yes. It — they are above the threshold. And I don’t think we need to go through the market share specifically. But they are above the described threshold.

CHRISTOPHER GROWE:

Okay, thank you.

SUSAN CAMERON:

Thank you.

OPERATOR:

Thank you. Our next question comes from Michael Lavery from CLSA. Your line’s open. Please go ahead.

MICHAEL LAVERY:

Good morning.

SUSAN CAMERON:

Good morning.

MICHAEL LAVERY:

Could you talk a little bit about — Santa Fe in terms of some of the drivers? And — and I know you detailed — some of the marketing and different things. But was there anything unusual in the quarter? And — and how much is — international driving that? Is it — is there any geographic expansion involved?

SUSAN CAMERON:

We — we have, as we, I think, talked in Investor Day, maybe at CAGNY as well, we have added some sales force to Santa Fe. And I think that, the brand is certainly benefitting from that. We also, of course, launched the updated packaging in the fourth quarter. And I think that is doing very well.

And again, the general consumer environment is working well toward premium. I think the equity of — of — of NAS and its — absolutely spot on trend in terms of consumers looking for products, generally speaking, that have — are additive free and that — and also, of course, we have some organic styles. But I think — NAS, in its — super-premium format, will continue to grow. Just for your information, there are no international numbers in that reported segment.

MICHAEL LAVERY:

Those are in Other?

SUSAN CAMERON:

Yes.

MICHAEL LAVERY:

Okay. No, that’s helpful. Thanks. And — and as far as the consumer environment being favorable — are you — are you seeing greater trial? And what kind of repeat — and adoption are you getting out of that? Is this — you know — a deeper penetration? And — and how much of that where, you know, you’re concentrated, certainly, in very high shares in some cities. How much of that is spreading into newer areas, where it’s typically not been — been as well developed?

SUSAN CAMERON:

You know, we con — continue to see progress on NAS on a national basis. I think the — the — the soundbite was that it grew in 49 of 50 states or something. So — we are — I believe that it is — that the proposition is continuing to resonate. The distribution continues to get stronger with greater style availability, and that we will continue to see that momentum.

MICHAEL LAVERY:

And just in terms of — even if it’s in the Other segment, how is the — the brand progressing outside the U.S.? Or is — is there any investment there or — or any kind of push that’s driving — some of those numbers as well?

SUSAN CAMERON:

We are pleased with the way it’s performing internationally. I mean, as you know, this is a very small piece of our business. But — certainly, from a brand proposition, the resonance and — the — the response, we’re very pleased.

MICHAEL LAVERY:

No, that’s great. Thanks. And then just one other one on REVO. You’ve — you know, it’s certainly very early there. What kind of things are you looking for — as your — your guide to — to — you know, what would trigger — a broader expansion there. And — and how — you know, how is it looking like it’s progressing against any of those benchmarks?

SUSAN CAMERON:

Well, I think, as I said in the prepared remark, you — you’re absolutely right. It is very early days. And we talked about this — also, I think, at — at our investor presentation, where — this proprietary heat-not-burn technology, and the consumers’ understanding of that, seeing it between vapor and combustibles is — is very important.

And so what we’re really looking at is proposition understanding. And if people understand the proposition, and they try, do they convert? And so that — it’s going to take some time to get that data. So we’re pleased so far that the brand awareness is building and that, then, the trial will build.

And then of course, the trigger is always, is — you know, do they convert? And is there enough repeat purchase to justify a business expansion? So we will continue to watch that. But — we’re certainly encouraged with the distribution penetration, as I mentioned. And — we will keep you posted.

MICHAEL LAVERY:

And when you say, awareness — are you measuring an understanding of the proposition? Or is it more just that they’ve seen a point of s — you know, that they’ve heard of the brand? How — how deep is that awareness measure? And — and obviously, it’s not — a super-exact science. But are — are you trying to get at — when you say, awareness, does that get at some of the understanding of what the proposition is?

SUSAN CAMERON:

Yes, it really has to and — and particularly in — in a unique product, such as REVO. Because being aware of it but not understanding what kind of — what does heat-not-burn mean? And how — what are their expectations in terms of how the product will perform?

You’ve got to have proposition awareness to be able to convert people from trial to — you know, to — to conversion and loyalty. So yes, we — it — it is a deeper measure. And — as I said, as this — as we get more clarity, we’ll certainly share that with you.

MICHAEL LAVERY:

All right. Thank you very much.

SUSAN CAMERON:

Thank you.

OPERATOR:

Thank you. Our next question comes from Judy Hong from Goldman Sachs. Your line is open. Please go ahead.

JUDY HONG:

Thank you. Good morning.

SUSAN CAMERON:

Hey, Judy —

ANDREW GILCHRIST:

Hi, Judy.

JUDY HONG:

So maybe a question about the — the — the — the more smokeless tobacco category. Just — in terms of, you know, the positive economic — impact that — that we’re seeing from a consumer perspective on — on the cigarettes, obviously, that doesn’t seem to be impacting the smokeless tobacco category.

So is there — number one, an element to, you know, smokeless tobacco consumers that may have traded — or cigarette consumers that may have traded down to smokeless in — in a more difficult economic environment, and they’re trading up to the cigarette category? Where are you seeing more of the volume from smokeless tobacco going as you think about the broader — tobacco — categories?

SUSAN CAMERON:

Thanks, Judy. And — and I think you’re — you’re spot on. Remember that there are, you know, 9 million smokeless users. And 5 million of those are dual users. And so I — I think there are several factors impacting this moist category. One certainly is — is — is your hypothesis, that — the consumers are feeling better.

And they have a choice between cigarettes and moist. And they want to have a cigarette. That — that — that is happening. Second of all, of course, moist users seem to be the — the most promiscuous, if you will, across the new alternatives.

So we see a lot of trial in vapor amongst moist users. We’ve always seen, you know, the — the — the trial of SNUS. A lot of that came from our moist users. And so they are more experimental. And — and — and so you know, correspondingly, we see — I think it was — you know, 1% or so growth in that moist category in the first quarter. We’re very pleased with Grizzly’s performance, strong financial performance in a very competitive environment.

You know, the share, year over year — relatively flat. But we continue to lead the wintergreen category in our pouch, which is also the — the fastest-growing category is also the fastest growing. So I think — we’ll see where those moist users land over time. But we’re very pleased with — Grizzly’s participation.

JUDY HONG:

Okay. And then Andrew, just — a couple of — I guess PNL questions. First, on the NPM adjustment claims — I just want to understand — I guess m — make sure that I understand correctly. So you’ve got the $70 million that you — backed out of — in — in — in terms of getting to your adjusted results.

ANDREW GILCHRIST:

That’s right.

JUDY HONG:

If I look at your MSA payments in the PNL, it was down about 14% or so year over year. So can you just — give us clarification of why it was down so much on a year-over-year basis, just from — from the — the MSA settlement expense perspective?

ANDREW GILCHRIST:

Yeah. So — so Judy, you’re talking about — adjusted? Or are you — you talking about — the GAAP basis?

JUDY HONG:

Well, I — I guess, is that where the GAAP — the $70 million came out of, just in terms of — so if I’m — I’m just looking at the — the MSA settlement.

ANDREW GILCHRIST:

Yeah. So seven — $70 million — was adjusted out. That related to the Missouri and Pennsylvania — claims that are now — certain and — and — can be estimated. So we did make that adjustment. And that is — obviously benefitted.

JUDY HONG:

Okay. So $394 million of — of settlement expenses in — in your supplemental information is inclusive of the $70 million benefit —

ANDREW GILCHRIST:

Yes, that’s right. That’s right.

JUDY HONG:

Okay, sorry, just a clarification. Okay. And then the — the other expense line, you had $17 million of expense in the quarter.

ANDREW GILCHRIST:

We had income, $17 million of income, yes?

JUDY HONG:

Yeah. So can you just tell us what that was? ‘Cause I know last year, it looked like that was pretty minimal.

ANDREW GILCHRIST:

Yeah. That — that’s generally related to — some foreign exchange — exposure that we have.

SUSAN CAMERON:

I think we’re one of the few companies with positive FX, albeit it small.

JUDY HONG:

That’s great to hear. Okay. Okay, so — so I — so that was more of — I guess, maybe a one-time kind of a benefit that we shouldn’t necessarily — look forward to, I guess, depending on the FX translation. Okay. Okay, I think that’s clear. Thank you.

SUSAN CAMERON:

Thank you.

ANDREW GILCHRIST:

Thank you.

OPERATOR:

Thank you. Our next question comes from Matthew Grainger from Morgan Stanley. Your line’s open. Please go ahead.

MATTHEW GRAINGER:

Hi, good morning, everyone —

SUSAN CAMERON:

Good morning Matt.

MATTHEW GRAINGER:

Thanks. Just a couple questions, and some of these you may not be able to address, but just to — just see what we can add. First, so you’re — you’re generating very strong operating profit growth at RJR at the moment and obviously there’s stronger — stronger volumes on your growth brands, but presumably the high levels of pricing realization are spread across the portfolio.

And you may not be able to decompose this, but is this the case where the profit growth is disproportionately skewed to the growth brands? Or is it more evenly spread across the RJR portfolio? And if so, does that result in a slightly higher contribution margin for the domestic brands once the transaction closes?

SUSAN CAMERON:

Matt, I — I think — you know, I’m — I’m not going to dissect the profit growth — across the brand portfolio. We’re very pleased with the profit growth. We have a 40% margin at RJRT. And — we — you know, we’re — we’re confident in — in the way that this is balanced. So th — that’s it.

MATTHEW GRAINGER:

Okay — okay, thanks, Susan. And — could you talk a little bit more just about the Engle settlement on the federal cases and what you see is the benefits of that. I definitely understand the arguments in favor of foreclosing the tail risks associated with those and the favorability on legal expenses. But do you think there’s an inherent risk to settling in such a high profile class of litigation?

SUSAN CAMERON:

Matt, I think, as we’ve said in our releases, we feel that putting behind us these hundreds of cases on the federal docket — is the best — is the best result. And while the settlement isn’t finalized, it makes sense for us from a legal expense perspective. And we don’t believe it will have negative impact on our ability to try the state cases. So we have done a lot of evaluation of this settlement and believe it’s the best way forward.

MATTHEW GRAINGER:

Okay. And then lastly, just — just on guidance and the competitive environment, I know you know, probably on some level there’s a desire to wait until the potential closure of the transaction to revisit guidance. But in prior quarters you’ve talked — about your guidance range accounting for some degree of competitive uncertainty going forward.

And I guess, you know, my question is after several quarters of very strong pricing that doesn’t seem to have slowed that materially, do you think the level of competitive uncertainty in the cigarette category has declined? Or has it taken a step back in a way that might persist for the foreseeable future?

SUSAN CAMERON:

Yeah, I — I think that the — the competitiveness of the category is very strong. And everybody is executing against their strategies. You know, as — as — as it relates to our guidance — of course we will — look at reviving our guidance upon the closure of the — of the transaction.

So — you know — and — and you know, traditionally we have looked at our guidance as the year has unfolded and tightened that range. And — we would certainly expect to do that if for — for some reason that — that — that the transaction doesn’t conclude. But — as I said, we remain confident.

MATTHEW GRAINGER:

Okay. Thanks. And congratulations on the quarter.

SUSAN CAMERON:

Thank you.

ANDREW GILCHRIST:

Great, thank you.

OPERATOR:

Thank you. Our next question comes from Bonnie Herzog from Wells Fargo. Your line’s open. Please go ahead.

BONNIE HERZOG:

Thanks. Good morning, everyone.

SUSAN CAMERON:

Morning, Bonnie.

ANDREW GILCHRIST:

Good morning.

BONNIE HERZOG:

My first question is on your margin, but just asking a little bit differently. Your expansion of 4.6% was huge. So could you drill down on the drivers behind this to help us understand how much of this is driven from higher pricing and favorable mix shift versus your lower costs. And then could you also quantify your net price realization. I’m not sure if you did that yet.

ANDREW GILCHRIST:

Yeah, Bonnie, I think — this is Andrew. I — I think as we look at this, obviously net price realization was — was a key drive of this. We did see — some growth of — 5.9% at RJRT on net price realization. The other driver, obviously on the cost side that you’re seeing, is the — tobacco quota buyout ending last September. So — that obviously played — a significant role in the — in the cost — coming down as well. And it’s really those — those two drivers that are — along with the volume component, that are — that are driving this.

BONNIE HERZOG:

Okay. And then — a question on Camel. Susan, you mentioned the lower gas prices are certainly helping. And if I’m — and I’m — I’m also hearing this from a lot of the retailers, which is leading to up-trading. So was this one of the key drivers behind your Camel strong performance? And then do you believe you can retain Camel’s strong volume momentum, you know, once gas prices go back up?

SUSAN CAMERON:

Well — I think Camel — you know, as we continue to in — invest in new styles like Camel Light and — it be in the equity behind the brand, that Camel’s momentum, which we’ve really seen — you know, over the last several years and the momentum of capsule, that — obviously if people are trading up and they are satisfied and become loyal to the brand, that we would be able to con — continue that.

And of course, you know, gas prices is — is a very real economic change for our consumers. But the general economy also has an impact. So you know, if gas prices go up, but the general economy also rises and it affects wages, then, you know, that keeps our consumer in — in — in — a good place. So — we’ll continue to watch this. But of course it was a very favorable quarter.

BONNIE HERZOG:

Absolutely. And then just my final question is on vapor. You know, although the broad, you know, vapor market is still growing quite a bit, the — the growth seems to have moderated. And a couple of concerns I have include, you know, 1) the performance of existing products in the market still, you know, isn’t strong enough for greater conversion from combustible cigs. And then secondly, there’s an increasing perception that e-cigs and vapor may not be as safe as originally assumed. So I was hoping to hear your thoughts on both of these topics and, you know, what your strategy is to address them. Thank you.

SUSAN CAMERON:

Yeah, as I said, I think, you know, we’ve also seen — and — and I think, you know, your report on that was — was absolutely right that we’re seeing, you know, flattening in the space. Of course there’s continued growth of the tanks and the mods and the liquids and — you know, how does that affect the cigalight market.

And you know, it’s still very, very dynamic. What we do know is there’s been tremendous trial of vapor across cigarette smokers. And the — the conversion has not been as high as we would’ve liked to see. And yet there is continued use. And so what that would say to us is that, you know, people aren’t finding the complete satisfaction, either from a convenience or from a satisfaction perspective — in the vapor space as of today.

Now, we still believe there’s a lot of upside for VUSE because we do know when we get that into the hands of — of cigarette smokers or — people who have already moved to vaping, that — it is satisfying. So I think what we would expect to see is there will be more trial, and we will continue to drive trial on VUSE specifically.

But then there are consumers who are waiting for something that isn’t out there yet. Because they’re looking for perhaps satisfaction and convenience that’s not available as they know it today. So — I think that also there is an impact of your second point, which is the contradictory information in the media about the relative — less harm of e-cigarettes.

And you know — I believe that conversion to e-cigarettes has the potential to be good for public health. And I believe that’s still what the data implies. But there is a lot contradictory arguments. And this is making consumers question — whether or not they should be in the vapor category.

So I think that it is — you know, it is very important that we continue to see — public entities — and, you know, lawmakers provide consumers with accurate information on the potential for harm reduction across the continuum. And we would — we continue to be proponents of that. So I think, y — you know, we’re — we’re just in the timeframe when everything is scrambling. But hopefully there will be more clarity and there will be, you know, more science and more people who have the — the capacity and the credibility to talk about that science.

BONNIE HERZOG:

Yeah, it’s a good point. Thank you so much.

SUSAN CAMERON:

Thanks, Bonnie.

OPERATOR:

Thank you. Our next question comes from Sachin Shah from Albert Fried. The line’s open. Please go ahead.

SACHIN SHAH:

Hi, good morning. Happy Friday.

SUSAN CAMERON:

Good morning, and to you.

SACHIN SHAH:

Just — just curious — you know, in — in the last two, three weeks we’ve seen — several positive reports on the deal, you know, kinda ranging from, you know, the FTC mulling — a settlement — with you guys to allow the deal — to — you know, the FTC — Bureau Ec — of Economics — as well as the — the head of — Bureau of Competition — Director Feinstein in — in — basically in favor of the transaction.

So I — I guess the question is just wanted to find out if those reports were — accurate. And also it just seems that the — the question — is more of — of when they will approve the deal versus kind of if they approve the deal at that — at this point. Is that kind of a fair assessment?

SUSAN CAMERON:

I — I think — it — it’s — it’s obviously always interesting to see the media. I learned a lot from the MLex report myself. But, anyway, certainly there’s been a lot of speculation. As I said in my prepared remarks, I continue to remain confident that we will close in the first half.

You know, many of you will realize actually that this earnings call is earlier than we usually — go. And of course that enables us to have the most flexibility, should the — the transaction be — be agreed and should we want to prepare to close. Obviously it gives us ultimate flexibility for financing. So, I think obviously you’ll hear when we do, but — we — continue to be confident.

SACHIN SHAH:

Okay. Just one — one — last point. I think — you guys — stated, and — and maybe this is just a little semantics, but — you — you’re expecting the deal to close by the mid year. Is that May, June, July versus the first — first half, which is basically the end of June? Is there — is there anything to read from that? I mean —

SUSAN CAMERON:

No — this is not a trick question. I — I would say that the first half is by June 30th.

SACHIN SHAH:

Okay, perfect. Thank you, Cameron. Have a good day.

SUSAN CAMERON:

Thank you.

OPERATOR:

Thank you. Our next question comes Vivien Azer from Cowen and Company. Your line’s open. Please go ahead.

VIVIEN AZER:

Hi, good morning.

ANDREW GILCHRIST:

Morning.

SUSAN CAMERON:

Morning, Vivien.

VIVIEN AZER:

So my first question has to do with MST pricing, which was incredibly robust. Is there anything to call out there — that was kind of one time in nature in the quarter?

SUSAN CAMERON:

Now, I would say no, Vivien. It’s — you know, you’re — it — it’s — you’re lapping the first quarter last year — and you know, the — actually probably the — the competitiveness and the promotion in that market continue to accelerate through last year. So — I would say, you know, it — it was very strong. We’re happy with Grizzly’s performance. But I would call our nothing specific.

ANDREW GILCHRIST:

Yeah, Vivien, if you remember, we had the launch last year of the Wide Cut Wintergreen. And obviously there was promotional activity that went along with that. We did not have that activity in first quarter. Our — our launch — in this quarter was actually at the end of March. So there was some — you know, some — some timing differences. But — overall, first half of the year we’re gonna have very similar dynamics, as Susan says.

VIVIEN AZER:

Understood. That’s helpful. In terms of the state excise tax environment, can — can you offer an update on that and what your expectations are for a full year SET increases?

SUSAN CAMERON:

Yeah — I mean, it’s still early. As you know, most of these people go home — around the summertime. We have — had — had — h — we think we’ve had some good results so far. But we’re looking at less than ten cents. And that continues to be our marker. And obviously as these states go home, we’ll be able to update.

ANDREW GILCHRIST:

Still early — early times.

SUSAN CAMERON:

Yeah, it’s — it’s still April.

VIVIEN AZER:

That’s great. Sounds pretty accommodative. My last question has to do with the TPSAC meeting on modified risk tobacco products — and whether you could comment at all on kinda how you view the agency looking at MRTPs after you’ve kind of had an opportunity to — to see them — review one of your competitor’s — proposals.

SUSAN CAMERON:

You know, Vivien, it’s very hard for me to make any — commentary on the TPSAC and the — and what they may or may not do and — what their review will consider. You know, I think — you know, obviously it’s clearly in the agency’s purview to look at any of these products. And you know, I — and — and we continue to want the agency to publicly address the risk continuum. And so if this contributes to that, in my opinion, that would be a good thing.

VIVIEN AZER:

Terrific. Thank you very much.

SUSAN CAMERON:

Thank you.

OPERATOR:

Thank you. And again, ladies and gentlemen, if you have a question, please press star then one. Our next question comes from Chris Growe from Stifel. Your line’s open. Please go ahead.

CHRISTOPHER GROWE:

Hi, good morning. I have just a quick follow-up question, actually two if I could — easy ones. Just to ask — Andrew, with the MSA benefit you got in the quarter, is there an ongoing benefit from Missouri and Pennsylvania that will flow through your earnings — while you’re recognizing the income in your earnings?

ANDREW GILCHRIST:

No, there’s not. This is — solely related to the — the 2003 arbitration.

CHRISTOPHER GROWE:

Okay, thank you. And just one other quick one, which would be the — all other division — I — I — the revenue was down sequentially from last quarter. And just with VUSE having hit its — you know, it’s — peak, if you will, in terms of outlets, I’m — I just — was surprised by that. Is there anything unique going on in that division? I know there’s a lot of th — little things in there. But — you know, just with VUSE growing the way it is, I just was surprised by that being down sequentially in revenue. Any thoughts or commentary on that would be great.

ANDREW GILCHRIST:

Yeah, there’s noth — there’s nothing really unique going on there. I think — some of that is just related to the rollout and pipeline associated with the VUSE — expansion.

CHRISTOPHER GROWE:

Okay. Thank you.

ANDREW GILCHRIST:

Very good, thank you.

OPERATOR:

Thank you. I’m showing no further questions at this time. I would like to hand the conference back over to Mr. Morris Moore for closing remarks.

MORRIS MOORE:

Thank you again for joining us today. If you have any additional questions, please contact us at investor relations.

OPERATOR:

Ladies and gentlemen, thank you for participating in today’s conference. This concludes our program. You may all disconnect and have a wonderful day.

* * *END OF TRANSCRIPT* * *

This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided “as is”, without express or implied warranties of any kind.

*****

Reynolds American Inc.

P.O. Box 2990

Winston-Salem, NC 27102-2990

Contact:	Investor Relations: Morris Moore (336) 741-3116	Media: Jane Seccombe (336) 741-5068	RAI 2015-08

RAI delivers strong first-quarter results,

reaffirms full-year EPS guidance

WINSTON-SALEM, N.C. – April 17, 2015

First Quarter 2015 – At a Glance

•	Adjusted EPS: First quarter at $0.86, up 19.4 percent from prior-year quarter

o	Excludes a one-time benefit from the 2003 Non-Participating Manufacturer (NPM) adjustment claim, and charges for transaction-related and financing costs for the Proposed Transactions*, tobacco-related and other litigation, and Engle progeny lawsuits, including the proposed settlement of federal cases, and other special items**

•	Reported EPS: First quarter at $0.73, up 9.0 percent

•	RAI reaffirms 2015 guidance: Adjusted EPS range of $3.65 to $3.80

o	Excludes any impact from the Proposed Transactions

•	Operating companies continue solid marketplace and strong financial performance

•	VUSE Digital Vapor Cigarette completes national expansion, remains No. 1 e-cigarette brand in convenience / gas stores

* The Proposed Transactions relate to RAI’s proposed acquisition of Lorillard, Inc. (Lorillard) and divestiture of select brands and assets to a subsidiary of Imperial Tobacco Group PLC (Imperial).

** Special items are detailed in Schedule 2 and include a 2014 gain from discontinued operations, and charges for implementation costs.

All references in this release to “reported” numbers refer to GAAP measurements; all “adjusted” numbers are non-GAAP, as defined in Schedules 2 and 3 of this release, which reconcile reported to adjusted results.

Reynolds American Inc. (NYSE: RAI) today announced first-quarter 2015 adjusted EPS of $0.86, up 19.4 percent from the prior-year quarter, on the strength of higher cigarette and moist-snuff pricing, and the completion of the federal tobacco-quota buyout.

Adjusted EPS excludes a one-time benefit from the 2003 NPM adjustment claim and charges for transaction-related and financing costs, tobacco-related and other litigation, and Engle progeny lawsuits, including the proposed settlement of federal cases. Reported fourth-quarter EPS was $0.73, up 9.0 percent.

RAI reaffirmed 2015 adjusted EPS guidance in the range of $3.65 to $3.80, up 6.7 percent to 11.1 percent from 2014’s adjusted EPS of $3.42. Guidance excludes any impact from the Proposed Transactions.

First Quarter 2015 Financial Results – Highlights (unaudited) (all dollars in millions, except per-share amounts; for reconciliations, including GAAP to non-GAAP, see Schedules 2 and 3)
	For the Three Months Ended March 31
	2015	2014	% Change
Net sales	$2,057	$1,935	6.3%

Operating income
Reported (GAAP)	$693	$590	17.5%
Adjusted (Non-GAAP)	765	665	15.0%

Net income
Reported (GAAP)	$389	$363	7.2%
Adjusted (Non-GAAP)	457	386	18.4%

Net income per diluted share
Reported (GAAP)	$0.73	$0.67	9.0%
Adjusted (Non-GAAP)	0.86	0.72	19.4%

MANAGEMENT’S PERSPECTIVE

Overview

“I’m very pleased to report that Reynolds American delivered strong first-quarter results as our operating companies turned in excellent financial performance in addition to driving momentum in their key-brands’ marketplace performance,” said Susan M. Cameron, president and chief executive officer of RAI. “All of our operating companies increased both earnings and operating margins, while remaining focused on strategic initiatives to grow their diverse and highly differentiated key brands.”

Other developments included:

•	The completion of the national expansion of R.J. Reynolds Vapor Company’s VUSE Digital Vapor Cigarette, which remains the top-selling vapor product in convenience / gas stores;

•	Continued progress in the national expansion of Niconovum USA’s ZONNIC nicotine-replacement therapy gum;

•	The successful expansion of R.J. Reynolds Tobacco Company’s REVO heat-not-burn cigarettes in Wisconsin; and

•	Approval by RAI and Lorillard shareholders of RAI’s proposed acquisition of Lorillard and divestiture of select brands and assets to a subsidiary of Imperial. The company remains confident that these transactions will close by mid-2015.

RAI reaffirmed its 2015 adjusted earnings growth of 6.7 percent to 11.1 percent, which excludes any impact from the Proposed Transactions.

RJR Tobacco

RJR Tobacco’s first-quarter adjusted operating income increased 16.3 percent from the prior-year quarter, to $645 million, benefitting from higher cigarette pricing and the completion of the federal tobacco-quota buyout. Adjusted results exclude a one-time benefit from the 2003 NPM adjustment claim and charges for tobacco related and other litigation and Engle progeny lawsuits, including the proposed settlement of federal cases.

Reported first-quarter operating income was $588 million, up 22.0 percent from the prior year-quarter.

RJR Tobacco’s first-quarter adjusted operating margin increased 4.6 percentage points from the prior-year quarter, to 40.1 percent.

A favorable comparison with the prior-year quarter and improved economic factors, including lower gas prices, benefitted industry cigarette volumes, which were up 0.5 percent from the prior-year quarter.

At RJR Tobacco, first-quarter cigarette shipments were down 2.4 percent from the prior-year quarter.

RJR Tobacco’s total first-quarter cigarette market share was down 0.5 percentage points from the prior-year quarter, at 26.1 percent.

The company’s growth brands, Camel and Pall Mall, continued to demonstrate solid marketplace performance in the first quarter, with combined total share of 19.4 percent for the quarter, in line with the prior-year quarter. These brands make up about 75 percent of the company’s total cigarette market share.

Camel’s cigarette market share of 10.1 percent was up 0.1 percentage points from the prior-year quarter. Camel’s portfolio was further enhanced by the recent expansion of Camel White in 21 Western states. Camel White offers adult smokers mellow and menthol styles with an inset filter, providing a premium look and feel, and a smooth smoking experience.

In the value category, Pall Mall continued to deliver stable performance. For the first quarter, the brand’s market share was 9.3 percent, down 0.1 percentage points from the prior-year quarter.

American Snuff

American Snuff’s first-quarter operating income rose 16.7 percent from the prior-year quarter, to $118 million, benefitting from higher pricing and volume. This performance reflects the company’s keen focus on balancing market share and profitability growth.

American Snuff’s operating margin also increased in the first quarter, and was up 3.8 percentage points from the prior-year quarter, at 58.9 percent.

Moist-snuff industry volume grew just over 1 percent in the first quarter. Moist-snuff volumes were also impacted by adult tobacco consumers shifting between various tobacco and vapor products. American Snuff’s moist-snuff volume increased 0.5 percent from the prior-year quarter. The company’s moist-snuff market share declined by 0.2 percentage points in the quarter, to 34.5 percent.

American Snuff’s flagship brand, Grizzly, continued to perform well in a highly competitive environment. The brand’s first-quarter market share of 31.6 percent was in line with the prior-year quarter, on volume growth of 0.6 percent.

Grizzly’s market-leading position in wintergreen is being extended by the recent national expansion of Grizzly Dark Wintergreen, which offers a differentiated, bold wintergreen flavor in the brand’s portfolio.

Santa Fe

Santa Fe delivered outstanding performance in the first quarter, with operating income growing 41.9 percent from the prior-year quarter, to $92 million, driven by higher pricing and volume in the super-premium cigarette category.

Santa Fe’s first-quarter operating margin increased 5.6 percentage points from the prior-year quarter, to 53.9 percent.

Natural American Spirit, the nation’s top-selling super-premium brand, made additional gains in the first quarter. The brand’s market share increased by 0.3 percentage points from the prior-year quarter, to 1.8 percent, on volume growth of 23.3 percent.

Natural American Spirit’s continued brand-equity investments are contributing to its growth, in addition to the appeal of its distinctive additive-free natural tobacco styles, including styles made with organic tobacco.

FINANCIAL UPDATE

Reynolds American’s first-quarter adjusted EPS of $0.86 increased 19.4 percent from the prior-year quarter, benefitting from higher pricing and the completion of the federal tobacco-quota buyout.

Adjusted EPS excludes a one-time benefit of $0.08 from the 2003 NPM adjustment claim, and charges of $0.06 for transaction-related and financing costs for the Proposed Transactions, $0.02 for tobacco-related and other litigation, and $0.13 for Engle progeny lawsuits, which included the proposed settlement of the federal cases. On a reported basis, first-quarter EPS was $0.73, up 9.0 percent.

RAI’s first-quarter adjusted operating margin increased 2.8 percentage points, to 37.2 percent.

RAI ended the quarter with cash balances of $1.6 billion. On April 15, R.J. Reynolds Tobacco Company made its MSA payment of $1.4 billion, including $429 million paid into the NPM disputed funds account.

“We are very pleased with the strong start to the year, and today we are reaffirming our adjusted EPS projections in the range of $3.65 to $3.80 for 2015. This guidance excludes any impact from the Proposed Transactions,” said Andrew D. Gilchrist, RAI’s chief financial officer. “We will review our guidance after the Proposed Transactions close.”

CONFERENCE CALL WEBCAST TODAY

Reynolds American will webcast a conference call to discuss first-quarter 2015 results at 9:00 a.m. Eastern Time on April 17, 2015. The call will be available live online on a listen-only basis. To register for the call, please go to http://www.reynoldsamerican.com/events.cfm. A replay of the call will be available on the site. Investors, analysts and members of the news media can also listen to the live call by phone, by dialing (877) 390-5533 (toll free) or (678) 894-3969 (international). Remarks made during the conference call will be current at the time of the call and will not be updated to reflect subsequent material developments. Although news media representatives will not be permitted to ask questions during the call, they are welcome to monitor the remarks on a listen-only basis. Following the call, media representatives may direct inquiries to Jane Seccombe at (336) 741-5068.

WEB DISCLOSURE

RAI’s website, www.reynoldsamerican.com, is the primary source of publicly disclosed news about RAI and its operating companies. We use the website as our primary means of distributing quarterly earnings and other company news. We encourage investors and others to register at www.reynoldsamerican.com to receive alerts when news about the company has been posted.

RISK FACTORS

Statements included in this press release that are not historical in nature are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this press release, forward-looking statements include, without limitation, statements regarding financial forecasts or projections, and RAI and its subsidiaries’ expectations, beliefs, intentions or future strategies that may be signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of RAI and its subsidiaries inherently are subject to a variety of risks, contingencies and other uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied by the forward-looking statements. These risks, contingencies and other uncertainties include:

•	the information appearing under the caption “Risk Factors” included in RAI’s most recent Annual Report on Form 10-K filed with the U.S. Securities Exchange Commission (SEC) and any updates to the risk factors in any quarterly or other report filed by RAI with the SEC subsequent to such Annual Report;

•	the substantial and increasing taxation and regulation of tobacco products, including the regulation of tobacco products by the U.S. Food and Drug Administration (FDA);

•	the possibility that the FDA will issue regulations prohibiting menthol in cigarettes, which will have a greater impact on the businesses of RAI and its subsidiaries if the Proposed Transactions are completed;

•	the possibility that the FDA will require the reduction of nicotine levels or the reduction or elimination of other constituents in cigarettes;

•	the possibility that the FDA will issue regulations extending the FDA’s authority over tobacco products to e-cigarettes, subjecting e-cigarettes to restrictions on, among other things, the manufacturing, marketing and sale of such products;

•	decreased sales resulting from the future issuance of “corrective communications,” required by the order in the U.S. Department of Justice case on five subjects, including smoking and health, and addiction;

•	various legal actions, proceedings and claims relating to the sale, distribution, manufacture, development, advertising, marketing and claimed health effects of tobacco products that are pending or may be instituted against RAI or its subsidiaries;

•	the possibility that reports from the U.S. Surgeon General regarding the negative health consequences associated with cigarette smoking and second-hand smoke may result in additional litigation and/or regulation;

•	the possibility of being required to pay various adverse judgments in the Engle Progeny cases and/or other litigation;

•	the substantial payment obligations with respect to cigarette sales, and the substantial limitations on the advertising and marketing of cigarettes (and of RJR Tobacco’s smoke-free tobacco products) under the State Settlement Agreements;

•	the possibility that the arbitration award partially resolving disputes relating to the NPM adjustment provision under the master settlement agreement (2003 NPM adjustment) will be vacated or otherwise modified;

•	the possibility that the arbitration award with respect to the states found to be non-diligent in connection with the 2003 NPM adjustment will be vacated or otherwise modified;

•	the continuing decline in volume in the U.S. cigarette industry and RAI’s and its subsidiaries dependence on the U.S. cigarette industry and premium and super-premium brands, which dependence will continue if RAI’s proposed acquisition of Lorillard (Merger) is completed;

•	concentration of a material amount of sales with a limited number of customers and potential loss of these customers, which concentration with respect to the largest customer of RAI’s operating subsidiaries will continue if the Merger is completed;

•	competition from other manufacturers, including industry consolidations or any new entrants in the marketplace, such as Imperial if it acquires the brands and other assets it has agreed to purchase in the proposed divestiture (Divestiture) of certain brands and other assets to Imperial from RAI and Lorillard and their respective subsidiaries;

•	increased promotional activities by competitors, including manufacturers of deep-discount cigarette brands;

•	the success or failure of new product innovations, including the digital vapor cigarette, VUSE;

•	the success or failure of acquisitions or dispositions, which RAI or its subsidiaries may engage in from time to time, including the Proposed Transactions;

•	the responsiveness of both the trade and consumers to new products, marketing strategies and promotional programs;

•	the reliance on outside suppliers to manage certain non-core business processes;

•	the reliance on a limited number of suppliers for certain raw materials;

•	the cost of tobacco leaf, and other raw materials and commodities used in products;

•	the passage of new federal or state legislation or regulations;

•	the effect of market conditions on interest rate risk, foreign currency exchange rate risk and the return on corporate cash, or adverse changes in liquidity in the financial markets;

•	the impairment of goodwill and other intangible assets, including trademarks;

•	the effect of market conditions on the performance of pension assets or any adverse effects of any new legislation or regulations changing pension and postretirement benefits accounting or required pension funding levels;

•	the substantial amount of RAI debt, including the additional debt expected to be incurred in connection with the Merger;

•	the possibility of decreases in the credit ratings assigned to RAI, and to the senior unsecured long-term debt of RAI, including the impact on RAI’s credit ratings of the additional indebtedness assumed or incurred in connection with the Merger;

•	the possibility of changes in RAI’s historical dividend policy;

•	the restrictive covenants imposed under RAI’s debt agreements;

•	the possibility of natural or man-made disasters or other disruptions, including disruptions in information technology systems or security breaches, that may adversely affect manufacturing or other operations and other facilities or data;

•	the loss of key personnel or difficulties recruiting and retaining qualified personnel;

•	the inability to adequately protect intellectual property rights;

•	the significant ownership interest of Brown & Williamson Holdings, Inc. (B&W), RAI’s largest shareholder, in RAI and the rights of B&W under the governance agreement between the companies;

•	the expiration of the standstill provisions of the governance agreement, and the expiration of RAI’s shareholder rights plan on July 30, 2014;

•	a termination of the governance agreement or certain of its provisions in accordance with its terms, including the limitations on B&W’s representation on the RAI Board of Directors and its committees;

•	the expiration of the non-competition agreement between RAI and British American Tobacco p.l.c. (BAT) on July 30, 2014; and

•	additional risks, contingencies and uncertainties associated with the Proposed Transactions that could result in the failure of the Proposed Transactions to be completed or, if completed, to have an adverse effect on the results of operations, cash flows and financial position of RAI and its subsidiaries and/or the failure to realize any anticipated benefits of the Proposed Transactions to RAI shareholders, including:

o	the failure to obtain necessary regulatory or other approvals for the Merger and Divestiture, or if obtained, the possibility of being subjected to conditions that could reduce the expected synergies and other benefits of the Merger, result in a material delay in, or the abandonment of, the Merger or otherwise have an adverse effect on RAI;

o	the obligation to complete the Merger and Divestiture even if financing is not available or is available on terms other than those currently anticipated, including financing less favorable to RAI than its current commitments, including its bridge credit facility and revolving credit facility, due to the absence of a financing condition in connection with the Merger;

o	the obligation to complete the Merger and Divestiture even if there are adverse governmental developments with respect to menthol in cigarettes, and once the Merger and Divestiture are completed, the effect of adverse governmental developments on RAI’s subsidiaries’ sales of products that contain menthol, which will represent a substantial portion of RAI’s consolidated net sales;

o	the failure to satisfy required closing conditions or complete the Merger and Divestiture in a timely manner;

o	the possibility of selling the transferred assets, including the brands currently expected to be divested, or which otherwise might be divested, on terms less favorable than the Divestiture, due to the absence of a condition to the consummation of the Merger that the Divestiture be completed;

o	the possibility of having to include RJR Tobacco’s DORAL brand as part of the Divestiture;

o	the effect of the Proposed Transactions on the ability to retain and hire key personnel and maintain business relationships, and on operating results and businesses generally;

o	the effect of restrictions placed on RAI’s, Lorillard’s or their respective subsidiaries’ business activities and the limitations put on RAI’s and Lorillard’s ability to pursue alternatives to the Merger pursuant to the agreement and plan of merger among RAI, a wholly owned subsidiary of RAI, and Lorillard, and an asset purchase agreement among RAI, Imperial, and a wholly owned subsidiary of Imperial (Imperial Sub);

o	the possibility of a delay or prevention of the Merger by lawsuits challenging the Merger filed against RAI, the members of the RAI board of directors, Lorillard, the members of the Lorillard board of directors and BAT;

o	the reliance of RJR Tobacco on Imperial Sub to manufacture Newport on RJR Tobacco’s behalf for a period of time after the Merger and Divestiture;

o	RAI’s obligations to indemnify Imperial Sub for specified matters and to retain certain liabilities related to the transferred assets;

o	the failure to realize projected synergies and other benefits from the Merger and Divestiture;

o	the incurrence of significant pre- and post- transaction related costs in connection with the Merger and Divestiture; and

o	the occurrence of any event giving rise to the right of a party to terminate the Merger and Divestiture.

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except as provided by federal securities laws, RAI is not required to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT US

Reynolds American Inc. (NYSE: RAI) is the parent company of R.J. Reynolds Tobacco Company; American Snuff Company, LLC; Santa Fe Natural Tobacco Company, Inc.; Niconovum USA, Inc.; Niconovum AB; and R.J. Reynolds Vapor Company.

•	R.J. Reynolds Tobacco Company is the second-largest U.S. tobacco company. R.J. Reynolds’ brands include two of the best-selling cigarettes in the United States: Camel and Pall Mall. These brands, and its other brands, including Winston, Kool, Doral, Salem, Misty and Capri, are manufactured in a variety of styles and marketed in the United States.

•	American Snuff Company, LLC is the nation’s second-largest manufacturer of smokeless tobacco products. Its leading brands are Grizzly and Kodiak.

•	Santa Fe Natural Tobacco Company, Inc. manufactures and markets Natural American Spirit 100% additive-free natural tobacco products, including styles made with organic tobacco.

•	Niconovum USA, Inc. and Niconovum AB market innovative nicotine replacement therapy products in the United States and Sweden, respectively, under the ZONNIC brand name.

•	R.J. Reynolds Vapor Company manufactures and markets VUSE e-cigarettes, a highly differentiated vapor product.

Copies of RAI’s news releases, annual reports, SEC filings and other financial materials, including risk factors containing forward-looking information, are available at www.reynoldsamerican.com. To learn more about how Reynolds American and its operating companies are transforming the tobacco industry, visit Transforming Tobacco.

(financial and volume schedules follow)

Schedule 1

REYNOLDS AMERICAN INC.

Condensed Consolidated Statements of Income - GAAP

(Dollars in Millions, Except Per Share Amounts)

(Unaudited)

	Three Months Ended
	March 31,
	2015	2014
Net sales, external	$1,975	$1,849
Net sales, related party	82	86

Net sales	2,057	1,935
Cost of products sold	850	930
Selling, general and administrative expenses	511	413
Amortization expense	3	2

Operating income	693	590
Interest and debt expense	91	59
Interest income	(1)	(1)
Other (income) expense, net	(17)	1

Income from continuing operations before income taxes	620	531
Provision for income taxes	231	193

Income from continuing operations	389	338
Income from discontinued operations, net of tax	-	25

Net income	$389	$363

Basic net income per share:
Income from continuing operations	$0.73	$0.63
Income from discontinued operations	$-	$0.05

Net Income	$0.73	$0.68

Diluted net income per share:
Income from continuing operations	$0.73	$0.63
Income from discontinued operations	$-	$0.04

Net Income	$0.73	$0.67

Basic weighted average shares, in thousands	531,527	536,763

Diluted weighted average shares, in thousands	533,497	538,883

Segment data:
Net sales:
R.J. Reynolds	$1,608	$1,563
American Snuff	201	184
Santa Fe	171	135
All Other	77	53

	$2,057	$1,935

Operating income:
R.J. Reynolds	$588	$482
American Snuff	118	102
Santa Fe	92	65
All Other	(61)	(39)
Corporate	(44)	(20)

	$693	$590

Supplemental information:
Excise tax expense	$840	$846
Master Settlement Agreement and other state settlement expense	$394	$456
FDA fees	$35	$34
Federal tobacco buyout expense	$-	$55

Schedule 2

REYNOLDS AMERICAN INC.

Reconciliation of GAAP to Adjusted Results

(Dollars in Millions, Except Per Share Amounts)

(Unaudited)

RAI management uses “adjusted” (non-GAAP) measurements to set performance goals and to measure the performance of the overall company, and believes that investors’ understanding of the underlying performance of the company’s continuing operations is enhanced through the disclosure of these metrics. “Adjusted” (non-GAAP) results are not, and should not be viewed as, substitutes for “reported” (GAAP) results.

	Three Months Ended March 31,
	2015			2014
	Operating	Net	Diluted	Operating	Net	Diluted
	Income	Income	EPS	Income	Income	EPS
GAAP results	$693	$389	$0.73	$590	$363	$0.67
The GAAP results include the following:
2003 NPM Adjustment Claim	(70)	(43)	(0.08)	-	-	-
Transaction related costs	15	12	0.02	-	-	-
Financing costs	-	20	0.04	-	-	-
Engle Progeny cases	108	68	0.13	69	44	0.08
Tobacco Related and Other Litigation	19	11	0.02	2	1	-
Implementation costs	-	-	-	4	3	0.01
Gain on discontinued operations	-	-	-	-	(25)	(0.04)

Total adjustments	72	68	0.13	75	23	0.05

Adjusted results	$765	$457	$0.86	$665	$386	$0.72

Condensed Consolidated Balance Sheets

(Dollars in Millions)

(Unaudited)

	March 31,	Dec. 31,
	2015	2014
Assets
Cash and cash equivalents	$1,615	$966
Other current assets	2,374	2,357
Trademarks and other intangible assets, net	2,418	2,421
Goodwill	8,015	8,016
Other noncurrent assets	1,428	1,436

	$15,850	$15,196

Liabilities and shareholders’ equity
Tobacco settlement accruals	$2,216	$1,819
Other current liabilities	2,009	1,725
Long-term debt (less current maturities)	4,629	4,633
Deferred income taxes, net	397	383
Long-term retirement benefits (less current portion)	1,973	1,997
Other noncurrent liabilities	107	117
Shareholders’ equity	4,519	4,522

	$15,850	$15,196

Schedule 3

REYNOLDS AMERICAN INC.

Reconciliation of GAAP to Adjusted Operating Income by Segment

(Dollars in Millions)

(Unaudited)

The R.J. Reynolds segment consists of the primary operations of R.J. Reynolds Tobacco Company, the second-largest tobacco company in the United States and which also manages a contract manufacturing business.

The American Snuff segment consists of the primary operations of American Snuff Company, LLC, the second-largest smokeless tobacco products manufacturer in the United States.

The Santa Fe segment consists of the primary operations of Santa Fe Natural Tobacco Company, Inc., which manufactures Natural American Spirit cigarettes and other additive-free tobacco products.

Management uses “adjusted” (non-GAAP) measurements to set performance goals and to measure the performance of the company, and believes that investors’ understanding of the underlying performance of the company’s continuing operations is enhanced through the disclosure of these metrics.

	Three Months Ended March 31,
	2015			2014
	R.J. Reynolds	American Snuff	Santa Fe	R.J. Reynolds	American Snuff	Santa Fe
GAAP operating income	$588	$118	$92	$482	$102	$65

The GAAP results include the following:
2003 NPM Adjustment Claim	(70)	-	-	-	-	-
Engle Progeny cases	108	-	-	69	-	-
Tobacco Related and Other Litigation	19	-	-	-	-	-
Implementation costs	-	-	-	4	-	-

Total adjustments(1); (2)	57	-	-	73	-	-

Adjusted operating income	$645	$118	$92	$555	$102	$65

(1)	For the three ended months March 31, 2015, RAI and its operating companies recorded aggregate transaction related cost adjustments of $15 million in corporate costs.

(2)	For the three months ended March 31, 2014, RAI and its operating companies recorded aggregate adjustments of $2 million in tobacco related and other litigation charges which is included in corporate costs.

Schedule 4

R.J. REYNOLDS CIGARETTE VOLUMES AND RETAIL SHARE OF MARKET

VOLUME (in billions):	Three Months Ended
	March 31,		Change
	2015	2014	Units	%
Camel	4.9	4.9	(0.0)	-0.3%
Pall Mall	4.8	4.8	(0.0)	-0.9%

Total growth brands	9.7	9.7	(0.1)	-0.6%

Other	4.3	4.6	(0.3)	-6.3%

Total R.J. Reynolds domestic	13.9	14.3	(0.3)	-2.4%

Total premium	8.2	8.4	(0.2)	-2.0%
Total value	5.8	5.9	(0.2)	-3.0%
Premium/total mix	58.7%	58.4%	0.2%

Industry	61.3	61.0	0.3	0.5%
Premium	44.1	43.5	0.6	1.4%
Value	17.2	17.5	(0.3)	-1.9%
Premium/total mix	72.0%	71.3%	0.7%

RETAIL SHARE OF MARKET *:	Three Months Ended
	March 31,
	2015	2014	Change
Camel	10.1%	10.0%	0.1
Pall Mall	9.3%	9.4%	(0.1)

Total growth brands	19.4%	19.4%	0.0

Other	6.7%	7.2%	(0.5)

Total R.J. Reynolds domestic	26.1%	26.6%	(0.5)

*	As disclosed during 2014, the projection universe that the company’s vendor uses to estimate RAI’s operating companies’ retail cigarette market shares has been revised, with the primary focus now on the convenience/gas channel, where the majority of tobacco products are purchased and brand-support investments are made. This revision resulted in higher absolute share levels on some of the companies’ key brands, but does not affect overall share trends.

Amounts are rounded on an individual basis and, accordingly, may not sum in the aggregate.

Industry volume data based on information from Management Science Associates, Inc.

Retail shares of market are as reported by Information Resources Inc./Capstone.

Schedule 5

AMERICAN SNUFF MOIST-SNUFF VOLUMES

AND RETAIL SHARE OF MARKET

VOLUME (in millions of cans):

	Three Months Ended
	March 31,		Change
	2015	2014	Units	%

Grizzly	107.1	106.4	0.7	0.6%
Other	10.4	10.5	(0.1)	-0.6%

Total moist snuff cans	117.5	116.9	0.6	0.5%

RETAIL SHARE OF MARKET *:
	Three Months Ended
	March 31,
	2015	2014	Change

Grizzly	31.6%	31.6%	-
Other	2.9%	3.1%	(0.2)

Total retail share of market	34.5%	34.7%	(0.2)

SANTA FE CIGARETTE VOLUMES

AND RETAIL SHARE OF MARKET

VOLUME (in billions):
	Three Months Ended
	March 31,		Change
	2015	2014	Units	%

Natural American Spirit	1.0	0.8	0.2	23.3%

RETAIL SHARE OF MARKET *:
	Three Months Ended
	March 31,
	2015	2014	Change

Natural American Spirit	1.8%	1.5%	0.3

*	As disclosed during 2014, the projection universe that the company’s vendor uses to estimate RAI’s operating companies’ retail cigarette market shares has been revised, with the primary focus now on the convenience/gas channel, where the majority of tobacco products are purchased and brand-support investments are made. This revision resulted in higher absolute share levels on some of the companies’ key brands, but does not affect overall share trends.

Amounts are rounded on an individual basis and, accordingly, may not sum in the aggregate.

Retail shares of market are as reported by Information Resources Inc./Capstone.

Cautionary Statement Regarding Forward-Looking Statements

Statements included in this communication that are not historical in nature, including financial estimates and any statements as to regulatory approvals and the expected timing, completion and effects of the proposed merger to complete the acquisition, divestiture, related share purchase by British American Tobacco p.l.c. (BAT) or its subsidiaries, and other related transactions (Proposed Transactions), constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. When used in this communication, and in any documents incorporated by reference, forward-looking statements include, without limitation, statements regarding the benefits of the Proposed Transactions, including future financial and operating results, the combined company’s plans, expectations, beliefs, intentions and future strategies, and other statements that are not historical facts, that are signified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “objective,” “outlook,” “plan,” “project,” “possible,” “potential,” “should” and similar expressions. These statements regarding future events or the future performance or results of the combined company inherently are subject to a variety of risks, contingencies and uncertainties that could cause actual results, performance or achievements to differ materially from those described in or implied in the forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the Proposed Transactions to be consummated or, if consummated, could have an adverse effect on the results of operations, cash flows and financial position of RAI, are the following: the failure to obtain necessary regulatory or other approvals for the Proposed Transactions, or if obtained, the possibility of being subjected to conditions as a result of regulatory approval that could reduce the expected synergies and other benefits of the Proposed Transactions, result in a material delay in, or the abandonment of, the Proposed Transactions or otherwise have an adverse effect on RAI; the obligation to complete the Proposed Transactions even if financing is not available or is available on terms other than those currently anticipated, including financing less favorable to RAI than its current facilities, due to the absence of a financing condition in connection with the Proposed Transactions; the obligation to complete the Proposed Transactions even if there are adverse governmental developments with respect to menthol in cigarettes, and, once completed, the effect of such adverse governmental developments on RAI’s subsidiaries’ sales of products that contain menthol, which will represent a substantial portion of RAI’s consolidated sales; the failure to satisfy required closing conditions or complete the Proposed Transactions in a timely manner; the possibility of needing an alternative divestiture partner; the possibility of selling the transferred assets, including the brands currently expected to be divested, or which otherwise might be divested (in each case, subject to RAI’s binding obligations under the asset purchase agreement to complete the divestiture), on terms less favorable than the divestiture, due to the absence of a condition in connection with the merger that the divestiture be completed; the possibility of having to include the DORAL brand as part of the divestiture; the effect of the announcement of the Proposed Transactions on the ability to retain and hire key personnel, maintain business relationships, and on operating results and businesses generally; the effect of restrictions placed on RAI’s, Lorillard’s or their respective subsidiaries’ business activities and the limitations put on RAI’s and Lorillard’s ability to pursue alternatives to the Proposed Transactions pursuant to the merger agreement and the asset purchase agreement related to the divestiture; the possibility of delay or prevention of the Proposed Transactions by lawsuits challenging the Proposed Transactions filed against RAI, the members of the RAI board of directors, Lorillard, the members of the Lorillard board of directors and BAT; the uncertainty of the value of the merger consideration that Lorillard shareholders will receive in the Proposed Transactions due to a fixed exchange ratio and a potential fluctuation in the market price of RAI common stock; the reliance of R. J. Reynolds Tobacco Company (RJR Tobacco) on Imperial Tobacco’s ITG Brands, LLC subsidiary (Imperial Sub) to manufacture Newport on RJR Tobacco’s behalf for a period of time after the divestiture; RAI’s obligations to indemnify Imperial

Sub for specified matters and to retain certain liabilities related to the transferred assets; the possibility of RAI’s and Lorillard’s directors and officers having interests in the Proposed Transactions that are different from, or in addition to, the interests of RAI and Lorillard shareholders generally; the possibility of changes in circumstances between the date of the signing of the merger agreement and the closing of the Proposed Transactions that will not be reflected in the fairness opinions obtained by the boards of directors of RAI and Lorillard from their respective advisors; a termination of the governance agreement, referred to as the governance agreement, among RAI, BAT and Brown & Williamson Holdings, Inc. (B&W), an indirect, wholly owned subsidiary of BAT, or certain provisions of it in accordance with its terms, including the limitations on B&W’s representation on the RAI board of directors and its board committees; the effect of the substantial additional indebtedness that RAI will incur in connection with the Proposed Transactions; the continuing decline in volume in the U.S. cigarette industry and RAI’s dependence on the U.S. cigarette industry; the impact of BAT’s significant beneficial ownership in RAI, the governance agreement and the provisions favoring BAT in the RAI articles of incorporation on RAI’s business, the RAI board of directors and other RAI shareholders; the possibility of actual results of operations, cash flows and financial position after the Proposed Transactions materially differing from the RAI unaudited pro forma condensed combined financial statements included in RAI’s Form S-4 described below; the difference in rights provided to Lorillard shareholders under Delaware law, the Lorillard certificate of incorporation and the Lorillard by-laws, as compared to the rights Lorillard shareholders will obtain as RAI shareholders under North Carolina law, the RAI articles of incorporation, the RAI bylaws and the governance agreement; the failure to realize projected synergies and other benefits from the Proposed Transactions; the incurrence of significant pre- and post-transaction related costs in connection with the Proposed Transactions; and the occurrence of any event giving rise to the right of a party to terminate the Proposed Transactions. Discussions of additional risks, contingencies and uncertainties are contained in RAI’s and Lorillard’s filings with the Securities and Exchange Commission (SEC).

Due to these risks, contingencies and other uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of such statements. Except as provided by federal securities laws, neither RAI nor Lorillard is under any obligation to, and each expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Additional Information

RAI filed with the SEC a registration statement on Form S-4 that includes the Joint Proxy Statement of RAI and Lorillard that also constitutes a Prospectus of RAI. The Registration Statement on Form S-4 was declared effective by the SEC on December 22, 2014. RAI and Lorillard commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about December 22, 2014. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY, OR ANY AMENDMENTS OR SUPPLEMENTS THERETO, WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT RAI, LORILLARD, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI and Lorillard through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by RAI by contacting RAI Investor Relations at raiinvestorrelations@reynoldsamerican.com or by calling (336) 741-5165 or at RAI’s website at www.reynoldsamerican.com , and are be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Lorillard by contacting Lorillard Investor Relations at investorrelations@lortobco.com or by calling (336) 335-7000 or at Lorillard’s website at www.lorillard.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

RAI and Lorillard and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of RAI and shareholders of Lorillard in respect of the Proposed Transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of RAI and shareholder of Lorillard in connection with the Proposed Transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. Information regarding RAI’s directors and executive officers is contained in RAI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is filed with the SEC. Information regarding Lorillard’s directors and executive officers is contained in Lorillard’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is filed with the SEC.